SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2023

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

1 DCG/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 993, of 10.27.2023 DEL-172 of 10.27.2023

CERTIFICATE

MINUTES OF THE NINE HUNDRED AND NINETY THIRD MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 3330034676-7/CNPJ No. 00001180/0001-26

This is to certify, for all due purposes, that the 993rd meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras ("Company" or "Eletrobras") was held at 09:00 a.m. on the twenty-seventh day of October of the year two thousand and twenty-three, as called by the Chairman of the Board of Directors, by electronic mail, on September 22, 2023, pursuant to article 25, §4, of the Company's Articles of Incorporation. The meeting took place at the central office of Eletrobras, located at Rua da Quitanda, No. 196, 25th floor, Centro, Rio de Janeiro – RJ. Board member VICENTE FALCONI CAMPOS (VFC) presided over the proceedings. Board members CARLOS EDUARDO RODRIGUES PEREIRA (CRP), FELIPE VILLELA DIAS (FVD), IVAN DE SOUZA MONTEIRO (ISM), MARISETE FÁTIMA DADALD PEREIRA (MFP), DANIEL ALVES FERREIRA (DAF), PEDRO BATISTA DE LIMA FILHO (PBL), MARCELO GASPARINO DA SILVA (MGS) and MARCELO DE SIQUEIRA FREITAS (MSF) attended the meeting in person. There was no record of absence from the meeting, which is thus understood as non-participation in any segment of the Board. The Governance Superintendent BRUNO KLAPPER LOPES (BKL) acted as secretary during the meeting with the support of the Governance Secretary FERNANDO KHOURY FRANCISCO JUNIOR (FKJ). The Vice President of Governance, Risks and Compliance, Ms. Camila Gualda Sampaio Araújo, participated in person in the meeting, as a guest. INSTRUCTIONS: The support material was made available to the Board members through the Governance Portal. QUOROM TO OPEN THE MEETING AND TO PASS RESOLUTIONS: As prescribed in art. 25, head provision, of Eletrobras' Articles of Incorporation, the resolutions of this conclave must be opened with the presence of the majority of its members, and its resolutions must be passed, as a general rule, by the majority of those present, except in the cases of a qualified quorum described in art. 26 of the Articles of Incorporation. The meeting was held with the presence of nine members, in compliance with the minimum quorum of five members in order to open the meeting and with a minimum quorum of five members for passing resolutions, except in cases where there is an explicit record of changes in the quorum of those present at the time of the resolution. Prior declaration of conflict of interest on the part of a Board Member and/or their momentary absence from the Board entails their being subtracted for the purposes of calculating the respective minimum quorum for deliberation.

DEL 172, of 10.27.2023. Eletrobras. Approval of the Financial Restructuring of the debt of Santo Antônio Energia S.A. (SAESA) with BNDES and Transfer Banks. RES 574, of 10.24.2023. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the use of its powers, based on the decision of the Executive Board, the supporting material and the documents below, and based on the favorable opinion issued by the Strategy, Governance and Sustainability Committee at its 56th meeting held on 10.24.2023 and the favorable opinion issued by the Audit and Risks Committee at its 318th meeting held on 10.23.2023, RESOLVED: Executive Board Resolution No. 574, of 10.24.2023; and Deliberative Proposal PD-VFR 011, of 10.20.2023; 1. Approve the partial prepayment by Santo Antônio Energia S.A. (SAESA), in the amount of R$2.043 billion, of the Credit Opening Agreements for Financing Through Transfer of BNDES Funds No. 01/2009 (“TRANSFER FINANCING AGREEMENT”) and Credit Opening for Financing Through Transfer of BNDES Funds No. 01/2013 (“SUPPLEMENTARY TRANSFER FINANCING AGREEMENT”) entered into between (SAESA) and the transfer banks, Banco Santander (Brasil) S.A., Banco do Brasil S.A., Banco Bradesco S.A., Itaú Unibanco S.A., Banco do Nordeste do Brasil S.A., Caixa Econômica Federal, Haitong Banco de Investimento do Brasil S.A., and Banco da Amazônia S.A. (Transfer Banks). 2. Approve the assumption by Eletrobras of SAESA's debt with BNDES and the transfer banks, related to the agreements (i) Financing Agreement by Credit Opening No. 08.2.1120.1 (“ORIGINAL BNDES FINANCING AGREEMENT”), entered into between SAESA and BNDES, with the intervention of third parties, dated March 4, 2009; (ii) Credit Opening Agreement for Financing by Transfer Contracted with BNDES No. 01/2009 (“TRANSFER FINANCING AGREEMENT”) entered into between BNDES, SAESA, MESA, ELETROBRAS and the transfer banks, dated March 11, 2009; (iii) Credit Opening Agreement by Credit Opening No. 12.2.1307.1 (“SUPPLEMENTARY DIRECT FINANCING AGREEMENT”) entered into between SAESA and BNDES, on August 28, 2013; and (iv) Credit Opening Agreement for Transferring Mediant Financing Contracted with BNDES No. 01/2013 (“SUPPLEMENTARY TRANSFER FINANCING AGREEMENT”) entered into between BNDES, SAESA, MESA, ELETROBRAS and the transfer banks, on August 28, 2013, as described in the table below:

2 DCG/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 993, of 10.27.2023 DEL-172 of 10.27.2023

Assumption of SAESA Debt with BNDES and Transfer Banks
	Transfer	BNDES Direct Short-Term	BNDES Direct Long-Term
New Borrower	Centrais Elétricas Brasileiras S.A. – ELETROBRAS
Instrument	Eletrobras Transfer Assumption Agreement	Eletrobras Short-Term Assumption Agreement	Eletrobras Long-Term Assumption Agreement
Volume up to	R$ 4,952.6 million	R$ 1,913 million	R$ 4,639.2 million
Guarantee	Pledge of SAESA Shares, Fiduciary Assignment of SAESA Receivables and SAESA Reserve Accounts	Bank-issued guarantees	Pledge of SAESA Shares, Fiduciary Assignment of SAESA Receivables and SAESA Reserve Accounts
Total term until	10 years	2 years	10 years
Interest rates	IPCA + 6.56%	IPCA + 5.36% p.a.	IPCA + 6.41% p.a.
Amortization:	Monthly SAC from December 2023 onwards
Due by	11/2033	11/2025	11/2033
Financial Covenant	Net Debt / Ebitda < 3.75	-	Net Debt / Ebitda < 3.75

3. Approve the provision of the following guarantees by Eletrobras, Madeira Energia S.A. (MESA) and SAESA: Eletrobras corporate guarantee, of 100% of the debt balance of the 1st and 3rd Issue of SAESA Debentures and the agreement related to the resources of the Northern Constitutional Financing Fund (FNO); Maintenance of the pledge of all SAESA shares, held by MESA under the 1st and 3rd Issues of SAESA Debentures and the agreement related to the resources of the FNO, which will be shared with the long-term debt assumption agreements (Eletrobras Long-Term Assumption Agreement and Eletrobras Transfer Assumption Agreement); Maintenance of the fiduciary assignment agreement by SAESA of the rights arising from the concession under the 1st and 3rd Issues of SAESA Debentures and the agreement relating to the resources of the FNO, which will be shared with the long-term debt assumption agreements (Eletrobras Long-Term Assumption Agreement and Eletrobras Transfer Assumption Agreement), including: (a) the credit rights held by it arising from the Energy Trading in the Regulated Environment (“CCEARs”), Purchase and Sale agreements of Energy ("CCVEs") and Carbon Emission Reduction Purchase Agreements ("CCRECs"); (b) the credit rights of the CENTRALIZING ACCOUNT, the BNDES RESERVE ACCOUNT, the FNO RESERVE ACCOUNT, the RESERVE ACCOUNT OF THE TRANSFERRING FINANCIAL AGENTS, the O&M RESERVE ACCOUNT, the SERVICE RESERVE ACCOUNT OF THE DEBENTURES of the 1st issue and the SERVICE RESERVE ACCOUNT OF THE DEBENTURES of the 3rd Issue. 4. Approve the maintenance of the Shareholder Support Agreement for Coverage of Insufficiencies and Other Covenants (ESA Insufficiency) with the full assumption by Furnas of the obligations of this agreement under the guarantees of the 1st and 3rd Issues of SAESA Debentures and the agreement related to the resources of the FNO, with the exemption of minority shareholders, being certain that the following agreements will be terminated: (i) Shareholder Support Agreement (ESA Original); and (ii) Supplementary Shareholder Support Agreement (ESA Supplementary). 5. Approve the General Conditions for contracting a bank guarantee, by Eletrobras, for the purpose of providing a guarantee to the Eletrobras Short-Term Assumption Agreement, as described below:

3 DCG/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 993, of 10.27.2023 DEL-172 of 10.27.2023

Type of operation:	Bank-issued guarantees
Guarantors:	Itaú Unibanco and Bradesco
Secured Party:	Eletrobras
Beneficiary:	BNDES
Amounts:	Itaú Unibanco: R$ 1.208 billion; Bradesco: R$ 0.705 billion; Total: R$1.913 billion* (100% of the outstanding balance of the debt of the BNDES Direct Short-Term agreement).
Total Term:	Minimum 24 months
Due Date:	Until the expiration of the Eletrobras Short-Term Assumption Agreement
Guarantee Commission + Structuring Fee:	All-in cost: up to 0.7% p.a.
Guarantees	Clean

* The value of the guarantee will be duly updated on the date of issue and must comprise the principal, interest, commissions, conventional penalty and other charges agreed in the Eletrobras Short-Term Assumption Agreement.

6. Approve the capital increase of Eletrobras Furnas in the amount of up to R$19,904,772,084.58 (nineteen billion, nine hundred and four million, seven hundred and seventy-two thousand, eighty-four reais and fifty-eight cents), to be paid in with the credits held by Eletrobras against SAESA as a result of the assumption of the debt with BNDES and Transfer Banks, as well as with the payment of AFAC of R$8,400,000,000.00 (eight billion and four hundred million reais), carried out on 12.27.2022. 7. Approve the increase in capital of MESA in the amount of up to R$14,174,549,987.20 (fourteen billion, one hundred and seventy-four million, five hundred and forty-nine thousand, nine hundred and eighty-seven reais and twenty cents), to be paid in: (i) in cash (up to R$2,669,777,902.64 – two billion, six hundred and sixty-nine million, seven hundred and seventy-seven thousand, nine hundred and two reais and sixty-four cents), and Eletrobras Furnas shall subscribe and pay in the amount of up to R$2,042,553,631.08 (two billion, forty-two million, five hundred and fifty-three thousand, six hundred and thirty-one reais and eight cents) corresponding to the equity interest held by Eletrobras Furnas, without subscription of leftovers, in order to enable the prepayment mentioned in item 1, above, and (ii) in credits held by Eletrobras against SAESA as a result of the assumption of the debt with BNDES and Transfer Banks (R$11,504,772,084.58 – eleven billion, five hundred and four million, seven hundred and seventy-two thousand, eighty-four reais and fifty-eight cents). 8. Delegate powers to the Executive Board of Eletrobras to approve the instruments necessary for the formalization of the debt assumption operation, provision of guarantees and prepayment of the SAESA operation: Eletrobras Assumption Agreement; Eletrobras Short-Term Assumption Agreement; Transfer Assumption Agreement; 4th Amendment to the Share Pledge Agreement; 7th Amendment to the Fiduciary Assignment of Rights Agreement; 6th Amendment to the Collateral Sharing Agreement; Termination to the Shareholders Support Agreement; Termination to the Supplemental Shareholders Support Agreement; 4th Amendment to the Shareholders Support Agreement to Cover Insufficiencies; Amendments to the Corporate Guarantee Instruments. 9. Delegate powers to the Executive Board of Eletrobras to approve the DIR of BNDES, as well as any other matter and/or documents necessary to carry out the operations approved by this Board of Directors, within the limits established herein. 10. Determine that the Vice-Presidency of Finance and Investor Relations – VFR, through the Corporate Finance Board – FRF, the Executive Management of Funding, Guarantees and Debts – FRFC and the Investor Relations Board – FRR, the Vice-Presidency of Strategy and Business Development – VED, through the Equity Management Board - EDP, Corporate Governance – GRGC, the Strategic Governance Management - GRGCE and the Governance Secretariat – GRGCS adopt, in their respective areas of operation, the necessary measures to comply with this Resolution.

4 DCG/DCGG Rua da Quitanda, no. 196, 25th floor. 22210-030 Rio de Janeiro - RJ RCA 993, of 10.27.2023 DEL-172 of 10.27.2023

➢	Quorum for approval: Unanimity.

Closing and drawing up of the certificate of the minutes: It is recorded that the material pertinent to the items resolved at this Meeting of the Board of Directors is filed at the Company's headquarters. There being no further business to discuss on DEL-172/2023, the Chairman VFC, closed the related work and ordered the Secretary of Governance to draw up this Certificate, which, after being read and approved, is signed by the Chairman of the Board of Directors. The other resolutions made at this meeting were omitted in this certificate, as they relate to merely internal interests of the Company, legitimate caution, supported by the duty of secrecy of the Management, according to the “head provision" of article 155 of the Brazilian Corporation Law and is therefore not within the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law. The following were present: Chairman VICENTE FALCONI CAMPOS; Board members CARLOS EDUARDO RODRIGUES PEREIRA, DANIEL ALVES FERREIRA, FELIPE VILLELA DIAS, IVAN DE SOUZA MONTEIRO, MARCELO DE SIQUEIRA FREITAS, MARCELO GASPARINO DA SILVA, MARISETE FÁTIMA DADALD PEREIRA, PEDRO BATISTA DE LIMA FILHO; Governance Officer: BRUNO KLAPPER LOPES; Governance Secretary: FERNANDO KHOURY FRANCISCO JUNIOR This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Governance Secretary of Eletrobras.

Rio de Janeiro, November 8, 2023.

FERNANDO KHOURY FRANCISCO JUNIOR

Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2023

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.